July 6, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Gushen, Inc.

Registration Statement on Form S-1

Filed June 1, 2015

File No. 333-204600

To the men and women of the SEC:

On behalf of Gushen, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 26, 2015 addressed to Mr. Huang Pin Lung, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on June 1, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Prospectus Cover Page

1.) We note that a significant number of shares you are registering for resale shares were recently issued for no or nominal consideration, including shares held by the company’s officer and directors. We further note that you are a shell company, have minimal operations, there is no current market for your shares, and the number of shares being offered for resale significantly exceeds the number of shares held by non-affiliates. Under these circumstances, it appears that the offering is an indirect primary offering through the selling shareholders for the purpose of creating a market in your shares. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. In addition you must fix the offering price of the selling shareholders’ shares for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

COMPANY RESPONSE

Rule 415 Analysis

The secondary offering described throughout the Registration Statement in regard to the resale offering is, in our opinion. not a primary offering. Our Chief Executive Officer, and Director Huang Pin Lung is only registering 5.55% of his common stock for resale while our other Director, Cheung Yat Kit is only registering 13.33% of his common stock for resale. In no way is the amount of common stock being registered by our officers and directors in any way substantial enough to imply it is with the intent to really carry out a primary offering. Not to mention the fact that our shareholders have all purchased shares for investment purposes only.

None of our affiliate or unaffiliate shareholder’s made any investment in us with the intent to carry out a primary offering on our behalf. None of these shareholders are acting as a conduit to the Company and the Company has simply offered their shares for resale to provide them liquidity should they choose to liquidate some of their investment in the future. The value paid for all of our common stock we have listed for resale was also not in exchange for no consideration. Although the quantity paid was not “substantial” which in its self lends itself to an opinionated definition of what substantial may be defined as, it remains consideration paid for an investment. Our status as a shell Company with minimal operations reflects the reasoning behind the less than substantial consideration received for our shares. We also request that it be noted that this factor has no bearing as the price paid for our stock in no way would effect the sole intent of an individual shareholder to carry out some sort of “illegal distribution.”

Also in support of our opinion that this is not a primary offering is the fact that the selling shareholders are in no way in the business of underwriting securities and have no intent to distribute the shares they hold. It was the Company’s discretion to even register the shares in the first place to provide some liquidity to its shareholders. The shares held by all shareholders are for investment purposes only and were made with the intent to make an investment, not to carry out a primary offering as a conduit to the issuer. There is no evidence to support that any investment in us was with the intent to elicit a distribution or primary offering on our behalf.

It is also important to note that due to the fact we do not have a market for our common stock, for all practical purposes, the shareholders are largely locked in to their investments, regardless of whether their Shares are registered.

There is also no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

An offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. (Emphasis added).

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Shares covered by the Registration Statement were registered. The Registrant is not aware that the shareholders have conducted any road shows or taken any other actions to condition the market for their Shares.

Furthermore, it is important to keep in mind that, under the present circumstances, it would be virtually impossible for the shareholders to effect a distribution even if they desired to do so. Currently, there exists no actual liquid market for the securities of Gushen Inc. however, assuming that the shares are registered and thus free trading, the average volume of shares sold daily would need to be astronomical for such a small company that has minimal operations such as is the case, if the shares are going to be resold in any remotely expedient amount of time. Even if analyzed very optimistically, to effect a distribution of 2,130,000 shares over even two years would require an average daily volume of 2,130,000/(365 days x 2 years) = 2,917 shares per day. Considering the operations and financial position of the Company as is stands today, which is very minimal, this is very unlikely and unreasonably optimistic unless there was an unforseen growth or change in the Company. Additionally, it should be noted that there is not one scintilla of evidence of any arrangement, agreement or plan among the various shareholders to effect a distribution of the Shares of stock.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter”. As the facts and analysis provided above demonstrate, the shareholders are not engaging in a distribution for the benefit of the Registrant and are not acting as conduits for the Registrant. The shareholders hold a position in the common stock for investment purposes only. No evidence exists whatsoever that the shareholders have any intent to illegally distribute their shares. There is also no evidence to suggest that any of the shareholders are acting in concert to effect a coordinated distribution of the shares. More so none of the shareholders are in the business of underwriting securities. It should also be noted that the Registrant will not receive any proceeds from sales of the Shares by the shareholders as well.

On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

2.) We note your disclosure that you are currently a shell company. Please add disclosure that the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).

COMPANY RESPONSE

The last risk factor on page 10 has been amended to the following:

Our shareholders can only resell securities through reliance on Rule 144 (i), should it be available, or registration under Section 5 of the Securities Act of 1933, Section 4(1).

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, because we have nominal assets, we are still considered a “shell company” pursuant to Rule 144 and as such, sales of our securities pursuant to Rule 144 are not able to be made until we have ceased to be a “shell company” and we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” (i.e., information similar to that which would be found in a Form 10 Registration Statement filing with the SEC has been filed with the Commission reflecting the Company’s status as a non-“shell company.” Because none of our non-registered securities can be sold pursuant to Rule 144, until one year after filing Form 10 like information with the SEC any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until 12 months after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above.

Alternatively to reliance on Rule 144, our shares can only be sold by non-affiliates should they be registered per Section 5 of the Securities Act of 1933, Section 4(1).

As a result of the above restrictions when reselling our shares, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.

3.) Since you have provided a table showing the offering price and proceeds to the company for its offering, please also include in the table the proceeds to the company if it only sells 25%, 50%, and 75% of the shares being sold by the company. You may then remove the narrative disclosure providing this information.

COMPANY RESPONSE

We have removed the above referenced table as we believe the narrative disclosure already provides the same information but in its entirety and more clearly.

Prospectus Summary

4.) Disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

COMPANY RESPONSE

The following was added to page 3:

Special Note: Our company, executive team, directors, company promoters and their affiliates, do not intend to, once we are reporting, use our Company as a vehicle for a private company to become a reporting company. Currently, we are defined as a shell Company, however, we are not a blank check shell Company because we have a definitive business plan and plan of operations. Currently, we have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. It should be noted that in the future we may make acquisitions on our own behalf, however, we have no definitive plans to do so at this time.

Our Offering, page 3

5.) We note you disclosure here and throughout the prospectus that there is a potential conflict of interest for Mr. Huang because he will be selling shares on behalf of the company while simultaneously selling his own shares. Please disclose the plan of distribution as to which shares Mr. Huang intends to sell first. Further, please advise what is meant by the statement “Mr. Huang will clarify for investors at the time of purchase whether the proceeds are going to the company or directly to himself.”

Company RESPONSE

Mr. Huang may sell his shares first or after the shares of the Company are sold or in any random order. The Registration Statement does not state he will sell his shares first or thereafter the Company’s shares but rather it states that he will clarify to investors where the proceeds of their investment will be going, as he (Mr. Huang) is listed in the resale offering. The intent is to make it clear to the investor whether or not they are subscribing to shares offered by the Company or rather Mr. Huang. To our knowledge there is also no statue that requires his shares or Company shares are sold first.

If requested after reviewing our response we will amend appropriately to provide sufficient disclosure.

Management’s Discussion and Analysis, page 5

6.) Please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Also disclose in greater detail the current status of your business plan, marketing efforts, and how you expect to develop revenues from your business. We note you have disclosed that you have commenced limited operations, but your business plan is not fully operational and you have not yet engaged any clients. We note your business plan disclosures on page 15.

COMPANY RESPONSE

The following was added to Management’s Discussion and Analysis:

Currently, as of the date of this prospectus we are developing our marketing plan and concurrently researching market trends to best move forward with our operations. We are uncertain as to to the timeline of when our marketing plan will be completed, however, we believe that it is necessary to first have a detailed marketing plan to effectively acquire customers. At this time, and for the following months to come, we are compiling notes regarding the technology we will need to purchase in order to provide our services to our clients. In-house equipment will certainly be necessary, this includes, but is not limited to, computers and other related office equipment.

We tentatively believe that the aforementioned steps can all be achieved within six months, and following these steps we will be able to begin marketing to potential customers. We will then begin the process of hiring qualified staff and plan to use funds from this offering to initially pay employees. We believe that towards the end of the next twelve month period we will have acquired customers and our employees will be able to fulfill their needs. Our profitability, however, can not be certain as the previous statements are only speculative in nature based on our current operating intentions. The timeline may change or take longer than expected.”

Cash from Financing Activities, page 5

7.) Please revise your disclosure to explain the significance disparity in the price of the 430,000 shares you sold on April 30, 2015 at $0.10 per share compared to the 28,500,000 shares you sold at $0.0001 on March 9, 2015, April 17, 2015 and April 28, 2015.

COMPANY RESPONSE

The following has been added at the end of page 14, page 25 prior to “Review, Approval and Ratification of Related Party Transactions", and page 27 under “Recent Sales of Unregistered Securities” : The disparity in the price of the 430,000 sold on April 30, 2015 at $0.10 per share compared to the 28,500,000 shares we sold at $0.0001 on March 9, 2015, April 17, 2015 and April 28, 2015 is due to the fact that the Company offered shares to individuals who assisted in the development of our business plan at a lower price point.

Risk Factors, page 6

 8.) Please move the Risk Factors section so that it immediately follows the Prospectus Summary. Refer to Item 503(c) of Regulation S-K.

COMPANY RESPONSE

We have relocated the Risk Factors so that they directly follow the Prospectus Summary. Risk Factors now begin on page 5.

9.) We note that the company’s principal executive office is located in Hong Kong. It also appears that all of the company’s officers and directors are located in Hong Kong or other foreign jurisdictions. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against the company’s officers and directors and company assets located in foreign jurisdictions.

COMPANY RESPONSE

We have added the following Risk Factors to what is now Page 5:

Our primary operation is located in Hong Kong, and because the rights of shareholders under Hong Kong law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We conduct all of our business operations through our operating entity in Hong Kong, whose corporate affairs are governed by its Articles of Incorporation and by the laws governing corporations incorporated in Hong Kong. The rights of shareholders and the responsibilities of management and the members of the board of directors under Hong Kong law are different from those applicable to a corporation incorporated in the United States. For example, directors and controlling shareholders of Hong Kong companies do not owe fiduciary duties to minority shareholders. With respect to a limited liability company or a company limited by shares, directors, rather than management, are responsible to manage the company and subject to the duty of loyalty and duty of care. However, in case of personal gains resulted from violation by the directors of their duties under the preceding sentence, the shareholders may, within a year of such gains and through their resolutions, treat such gains as company’s gains, and the directors shall not be held liable any more under such circumstances. The management shall conduct business of the company in strict compliance with its rights and authorization as set forth in the related corporate charter documents as well as employment contracts. Therefore, public shareholders of Hong Kong companies may have more difficulty in protecting their interest in connection with actions taken by management or members of the board of directors than they would as public shareholders of a U.S. corporation.

U.S. investors may experience difficulties in attempting to effect service of process and to enforce judgments based upon U.S. federal securities laws against the company and its non-U.S. resident directors and senior officers.

All of our directors and senior officers are non-residents of the United States. Consequently, it may be difficult for investors to effect service of process on any of them in the United States and to enforce judgments obtained in United States courts against them based on the civil liability provisions of the United States securities laws. Since all our assets are located in Hong Kong it may be difficult or impossible for U.S. investors to collect a judgment against us. As well, any judgment obtained in the United States against us may not be enforceable in the United States.

Description of Business

Business Overview, page 15

10.)  Please revise your disclosure to accurately and consistently describe the status of your operations. We note at the beginning of this section you discuss the intended plans for operation. However, starting in the seventh paragraph the disclosure reads as though operations are occurring and there are clients.

COMPANY RESPONSE

We have amended the Description of Business Section of page 15 to reflect our accurate status of operations in that our operations have not begun as of yet and any clients referenced are anticipated future clients.

11.) Please expand your disclosure to clarify the geographical regions in which the company intends to being operating. We note the company plans to have a global presence, but it is unclear where the company will initially focus on finding clients with its limited resources.

COMPANY RESPONSE

We have added the following sentence to page 15 under Description of Business which will clarify the geographical location in which we intend to begin operations and where we intend to expand in the future: “Gushen will initially target companies located in Hong Kong, but as operations progress we have tentative plans in place to expand into Taiwan, across Asia and into the United States."

12.) Further, please clarify Gushen’s experience in generating capital for emerging businesses. For example, we note reference to experience with crowdfunding. Please advise on that campaign and the services provided by Gushen to the client.

COMPANY RESPONSE

We added the following to page 15 under the Description of Business Section to clarify our position in regards to crowdfunding campaigns: “We know it can be intimidating to use a crowd funding source where shares of a company are sold to investors, but here at Gushen we aim to educate our clients and help them see why this may be the ideal solution to address all of their capital requirements. Our director’s know how to get a business on a crowd funding intermediary, how to ensure that management retains control of the company no matter how much common stock is sold, and how to maximize the profits of any equity offering. Our staff will be able to simplify the process significantly, and help any company make a strong attempt at meeting their capital requirements. At present, however, we do not have a formalized process through which we will take our clients on a crowdfunding platform and our assistance will be limited to an advisory capacity.”

13.) We note your claim that you will “leverage [your] deep industry insight and broad integrated capabilities to enable transformation for [your] clients and industry.” As you are only a development stage company with no revenue or clients, please explain how you possess “deep industry insight” and “broad integrated capabilities” or remove such claims from your disclosure.

COMPANY RESPONSE

We have removed the claims referencing ‘deep industry insight and broad integrated capabilities to enable transformation for [your] clients and industry' from the document.

Employees, page 15

14.) Please clarify your disclosure as to the number of hours devoted by your officer and directors to the company. Current disclosure makes it unclear as to whether each individual currently is devoting 25 to 30 hours per week or whether that a combined amount.

COMPANY RESPONSE

Page 15 has been amended appropriately. It now reads: Currently, our Officers and Directors each have the flexibility to work on our business up to 25 to 30 hours per week, but are prepared to devote more time if necessary.

Use of Proceeds, page 16

15.) We note that your primary intended uses of the offering proceeds is to purchase equipment, travel expense to support clients, create a customer base, recruit and train personnel and hiring staff. Please clarify whether you intend to use any of the offering proceeds to hire independent consultants to assist in the development and execution of your business operations as discussed on page 15. If so, please disclose the estimated cost to hire these consultants.

COMPANY RESPONSE

We have amended the use of proceeds to reflect that a portion of funds raised will go towards hiring independent consultants in accordance with business operations on page 15. Forgetting to add this to the use of proceeds was a clerical error.

16.) In addition to the tables, please provide a brief narrative summary of your expected use of proceeds from your direct public offering, including how each level will or will not advance your planned operations. To the extent you provide this detailed information elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

COMPANY RESPONSE

In the opinion of the Company we feel that the Use of Proceeds table adequately displays the use of proceeds generated from our direct public offering. At this point in our development, given the uncertain nature of our future operations, we cannot say with absolute certainty how each level of funding will substantially impact our business. We have, however, added the following to clarify the reasoning behind the values we inserted into the use of proceeds tables: The current use of proceeds tables provide us with the capital we believe it will take for us to reach a level of development that we can begin acquiring clients and actually provide a service to these clients that is satisfactory at minimum. Each table represents a different level of funds that would result in increased or decreased customers and services provided as a result. However, we cannot say with any certainty exactly how substantially, or to what effect, the following values will materially alter the results of our future business operations.

Selling Shareholders, page 18

17.) In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder his or her relationship to the registrant within the last three years.

COMPANY RESPONSE

Following the list of selling shareholders the following information is now disclosed:

*Cheung Yat Kit is a member of our Board of Directors.

*Huang Pin Lung is a member of our Board of Directors, Chief Executive Officer, and also Chief Financial Officer.

*Mr Cheung Yat Kit is the brother of Mr. Cheung Ying Kit.

*Each selling shareholder is a friend or acquaintance of both of our Directors. No family relationships exists besides the above relationship disclosed between Cheung Yat Kit and Cheung Ying Kit.

*The only remaining material relationships that exists in the above is that of Mr. Hsu Shih Chien and Mr. Cheung Ying Kit as they engage in business activities from time to time with Mr. Huang.

Certain Relationships and Related Transactions, page 25

18. Please revise this section to include the information required by Item 404 of Regulation S-K. In this regard, we note that it appears, from the last names listed in the selling shareholder chart, that 9,000,000 shares of common stock were sold to an immediate family member of your Director Cheung Yat Kit. Refer to Instruction 1 to Item 404.

COMPANY RESPONSE

The following has been added on page 25: Mr Cheung Yat Kit, our Director, is the brother of Mr Cheung Ying Kit, one of our selling shareholders.

Item 15. Recent Sales of Unregistered Securities, page 27

19. Please revise your disclosure to include all information required by Item 701 of Regulation S-K such as the exemption from registration relied upon, the facts relied upon to make the exemption available, and the value of any services received for shares issued.

COMPANY RESPONSE

The following information present in Item 15 describes the exemption from registration relied upon, and the facts relied upon to make this exemption available: In regards to all of the above transactions we claim an exemption from registration afforded by Section 4(2) and/or Regulation S of the Securities Act of 1933, as amended ("Regulation S") for the above sales of the stock since the sales of the stock were made to non-U.S. persons (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to offshore transactions, and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

Additionally, we disclose the values of the stock sold in each transaction based on the price paid by shareholders.

Item 16. Exhibits to the Registration Statement, page 27

20. Please file the subscription agreement for the offering as an exhibit.

COMPANY RESPONSE

The subscription agreement is now attached as exhibit 99.1

21. We note that you have entered into a related party loan agreement with Mr. Cheung. Please file a copy as a material contract.

COMPANY RESPONSE

There is no written agreement entered into between Mr. Cheung and the company. The agreement was a verbal agreement. The loan advances are non-interest bearing, unsecured and repayable upon demand. If requested in our subsequent comment letter we can provide a copy of the verbal agreement in text.

22. Please have counsel revise his legality opinion filed as Exhibit 5.1 to address both the shares being offered by both the company and the shares being offered by selling shareholders. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml.

COMPANY RESPONSE

Counsel has revised his legality opinion herein.

Financial Statements

Consolidated Statement of Cash Flows

23. Please revise to present the cash received from a related party loan as a financing activity rather than an operating activity and update your related liquidity and capital resource disclosure on page 5 accordingly. Refer to ASC 230-10-45-14.

COMPANY RESPONSE

The Financial Statements have been amended on page F6. Additionally, page 5 (now page 12) has been amended accordingly.

Notes to Financial Statements

24. Please disclose the terms and manner of settlement for the $16,000 loan due to your director, Cheung Yat King. Refer to ASC 850-10-50-1(d).

COMPANY RESPONSE

The above is been disclosed at the top of page F9.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 6, 2015

/s/ Huang Pin Lung

Huang Pin Lung

Chief Executive Officer